July 19, 2013

Anne Nguyen Parker

Accounting Branch Chief

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Atlas Resource Partners, L.P.

Registration Statement on Form S-4

Filed July 1, 2013

File No. 333-189741

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 1-35317

Dear Ms. Nguyen Parker:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrant’s responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 12, 2013 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter. The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

General

1.	We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended December 31, 2012 and any related filings have been resolved.

Response: The Registrant acknowledges the Staff’s comment.

Item 2. Properties

Natural Gas and Oil Reserves, page 50

Proved Undeveloped Reserves, page 51

Letter to Anne Nguyen Parker

July 19, 2013

2.	We note your disclosure that you incurred $83.5 million, $40.5 million, and $80.1 million of costs related to the development of proved undeveloped reserves for the three years ended December 31, 2012, December 31, 2011, and December 31, 2010, respectively. Refer to Item 1203 of Regulation S-K and disclose the related quantities of proved undeveloped reserves converted into proved developed reserves for each of the three years ended December 31, 2012. In addition, please clarify if you have any proved undeveloped reserves that remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

Response: The Registrant acknowledges the Staff’s comment, and proposes the following revised disclosure within “Proved Undeveloped Reserves (“PUDS”)” under Item 2, “Properties” to address the comment:

“Development costs. Costs incurred related to the development of PUDs were approximately $83.5 million, $40.5 million and $80.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. During the years ended December 31, 2012, 2011, and 2010, approximately 71.5 bcfe, 8.1 bcfe, and 15.7 bcfe of reserves, respectively, were converted from PUDs to proved developed reserves. As of December 31, 2012, there were no PUDs that had remained undeveloped for five years or more.”

The Registrant respectfully requests from the Staff that, with regard to this and other proposed changes noted in this response to the Comment Letter to the Form 10-K for the fiscal year ended December 31, 2012, it be allowed to adjust these disclosures in future filings rather than amend its previously filed Form 10-K as it believes that these proposed changes, both individually and collectively, are immaterial to a reader’s understanding of the document and the Registrant’s business.

Productive Wells, page 52

3.	Refer to Item 1205 of Regulation S-K and disclose the number of net productive and dry exploratory wells drilled; and the number of net productive and dry development wells drilled.

Response: The Registrant acknowledges the Staff’s comment, and proposes to revise the disclosure within “Productive Wells” under Item 2, “Properties” to address the comment by adding footnote “(2)” to the following table:

	Number of productive wells(1)
	Gross	Net
Appalachia:
Gas wells	7,674	3,601
Oil wells	499	357

Total	8,173	3,958

Letter to Anne Nguyen Parker

July 19, 2013

Barnett/Marble Falls:
Gas wells	552	455
Oil wells	—	—

Total	552	455

Mississippi Lime/Hunton:
Gas wells	45	37
Oil wells	—	—

Total	45	37

Other operating areas:
Gas wells	839	254
Oil wells	2	1

Total	841	255

Total(2):
Gas wells	9,110	4,347
Oil wells	501	358

Total	9,611	4,705

(1)	Includes our proportionate interest in wells owned by 96 investment partnerships for which we serve as managing general partner and various joint ventures. This does not include royalty or overriding interests in 625 wells.
(2)	There were no exploratory wells drilled during the year ended December 31, 2012; there were 8 gross dry wells (3 net dry wells) within our operating areas during the year ended December 31, 2012.

The Registrant respectfully requests from the Staff that, with regard to this and other proposed changes noted in this response to the Comment Letter to the Form 10-K for the fiscal year ended December 31, 2012, it be allowed to adjust these disclosures in future filings rather than amend its previously filed Form 10-K as it believes that these proposed changes, both individually and collectively, are immaterial to a reader’s understanding of the document and the Registrant’s business.

Developed and Undeveloped Acreage, page 53

4.	Refer to Item 1208 of Regulation S-K and disclose the minimum remaining terms of leases, if material.

Response: The Registrant acknowledges the Staff’s comment, and notes that it has provided this disclosure within Item 1A, “Risk Factors”, under the risk factor heading “Some of our undeveloped leasehold acreage is subject to leases that may expire in the near future.” as follows:

“As of December 31, 2012, leases covering approximately 49,786 of our 321,642 net undeveloped acres, or 15.5%, are scheduled to expire on or before December 31, 2013. An additional 10% are scheduled to expire in each of the years 2014 and 2015.”

The Registrant proposes to include a similar disclosure within “Developed and Undeveloped Acreage” under Item 2, “Properties” to address the Staff’s comment.

The Registrant respectfully requests from the Staff that, with regard to this and other proposed changes noted in this response to the Comment Letter to the Form 10-K for the fiscal year ended December 31, 2012, it be allowed to adjust these disclosures in future filings rather than amend its previously filed Form 10-K as it believes that these proposed changes, both individually and collectively, are immaterial to a reader’s understanding of the document and the Registrant’s business.

Letter to Anne Nguyen Parker

July 19, 2013

Financial Statements

Note 4 – Acquisitions, page 99

5.	We note in conjunction with the significant acquisitions you made during 2012, you filed historical financial statements of the businesses acquired and related pro forma financial information to comply with Rule 3-05 and Article 11 of Regulation S-X, respectively. Please note along with providing pro forma financial information, you should also present pro forma reserve information comparable to the disclosures required by FASB ASC paragraphs 932-235-50-3 through 932-235-50-11B and FASB ASC paragraphs 932-235-50-29 through 932-235-50-36.

Response: The Registrant acknowledges the Staff’s comment, and submits that for all future filings of Form 8-K/A with regard to historical financial statements and related pro forma financial information for businesses acquired, it will provide pro forma reserve information as noted in the FASB ASC paragraphs. The Registrant also submits to the Staff that for each of the acquisitions completed in 2012 where a Form 8-K/A was filed, the historical financial statements contained supplemental oil and gas disclosures. The Registrant further notes that its Form 10-K for the fiscal year ended December 31, 2012 contains supplemental oil and gas disclosures, which reflect the consolidation of the oil and gas properties acquired during 2012. As such, the Registrant respectfully requests from the Staff that, with regard to the Registrant’s evaluation of the overall materiality of this omission from the Form 8-K/A’s filed during 2012 and since similar information was filed within the Form 10-K for the fiscal year ended December 31, 2012, it be allowed to present the pro forma reserve information in future Form 8-K/A filings for acquired businesses rather than amend its previously filed Form 8-K/As.

Note 10 – Certain Relationships and Related Party Transactions, page 110

6.	We note your disclosure indicating that as the general partner of various drilling partnerships, you are responsible for the liabilities of these partnerships. We also understand that although asset retirement obligations have been recognized in the accounts of the drilling partnerships, there has been no retention of funds by these entities in anticipation of satisfying these liabilities. Therefore, it appears that you should expand your disclosure under this heading to quantify the total asset retirement obligations of the drilling partnerships, to the extent that funds have not been retained by these entities to satisfy these obligations, where you are responsible as the general partner. If you plan to adjust distributions to limited partners sufficiently to retain the funds necessary to satisfy these obligations, then please clarify your intentions under this heading and in the disclosures of the drilling partnerships. Otherwise, please disclose the extent to which these obligations exceed the asset retirement obligations associated with the drilling partnerships recognized in your financial statements and describe the circumstances under which you would recognize the incremental liability.

Letter to Anne Nguyen Parker

July 19, 2013

Response: The Registrant acknowledges the Staff’s comment, and proposes the following revised disclosure within Footnote 6 within its next quarterly filing in Item 1, “Financial Statements” to address the comment:

“The Partnership proportionately consolidates its share of the asset retirement obligations of its Drilling Partnerships. At June 30, 2013, the Drilling Partnerships had $63.9 million of aggregate asset retirement obligation liabilities recognized on their combined balance sheets allocable to the limited partners, exclusive of the Partnership’s proportional interest in such liabilities. Under the terms of the respective partnership agreements, the Partnership maintains the right to retain a portion or all of the distributions to the limited partners of its Drilling Partnerships to cover their share of the plugging and abandonment costs up to a specified amount per month. During both the three and six months ended June 30, 2013, the Partnership withheld $39 thousand of limited partner distributions related to the asset retirement obligations of certain Drilling Partnerships. No amounts were withheld during the three and six months ended June 30, 2012.”

The Registrant respectfully requests from the Staff that, with regard to this and other proposed changes noted in this response to the Comment Letter to the Form 10-K for the fiscal year ended December 31, 2012, it be allowed to adjust these disclosures in future filings rather than amend its previously filed Form 10-K as it believes that these proposed changes, both individually and collectively, are immaterial to a reader’s understanding of the document and the Registrant’s business.

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at (215) 832-4130 or Lisa Washington, general counsel, at (215) 717-3387.

Sincerely,

/s/ Sean P. McGrath

Sean P. McGrath

Chief Financial Officer

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